November 13, 2003

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108919

PROSPECTUS

1,794,997 Shares

Agile Software Corporation

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Agile Software Corporation. The shares of our common stock may be offered by any of the selling stockholders named in this prospectus, each of whom received their shares when we acquired Eigner US Inc. We will receive no part of the proceeds of the sale of any shares offered in this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders. None of the shares offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

The common stock offered in this prospectus may be offered and sold by the selling stockholders directly or through broker-dealers acting solely as agents. In addition, the broker-dealers may acquire the common stock as principals. The distribution of the common stock may be effected in one or more of the following types of transactions:

•	transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	transactions in the over-the-counter market; or

•	transactions otherwise than on such exchanges or services or in the over-the-counter market.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. These transactions may be made at market prices and on terms prevailing at the time of sale, prices related to such prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with these sales.

The shares of common stock of Agile Software Corporation are included for quotation in the Nasdaq National Market under the symbol “AGIL”. On November 10, 2003, the last reported sales price for the common stock was $11.47 per share.

INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

The selling stockholders and any brokers executing selling orders on behalf of the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by a broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The terms “Agile,” “the Registrant,” “we,” “us,” “our,” and “the Company,” as used in this prospectus, refer to Agile Software Corporation and its consolidated subsidiaries. Our trademarks include Agile, Agile Software, Agile Product Collaboration, Agile Engineering, Agile Program Execution, Agile Product Cost Management, Agile Product Service & Improvement, Agile Product Interchange, AgileMD and our Agile logo. This prospectus contains product names, trade names and trademarks of Agile and other organizations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words like “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events; however, our business and operations are subject to a variety of risks and uncertainties, including those listed under “Risk Factors” and elsewhere in this prospectus, and, consequently, actual results may materially differ from those projected by any forward-looking statements. You should not place undue reliance on these forward-looking statements.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully before making an investment decision.

Agile Software Corporation

Agile helps companies drive profits, accelerate innovation, reduce costs, and ensure regulatory compliance throughout the product lifecycle. With a broad suite of enterprise-class Product Lifecycle Management (PLM) solutions, time-to-value focused implementations, and a unique Guaranteed Business ResultsSM program, Agile helps companies get the most from their products. Since 1996, when we shipped our first product, we have licensed products to over 1150 customers worldwide in the following sectors: automotive, aerospace and defense, consumer products, electronics, high technology, industrial products and life sciences. Our current customers in these markets include Alcatel, Boeing, Dell Inc., Flextronics International, Hitachi, Leapfrog, Lockheed Martin, Magna Steyr, QUALCOMM, Siemens and ZF.

The competitive environment for companies engaged in the manufacture and supply of products has continued to intensify dramatically and expand globally. This trend has been driven principally by productivity improvements arising from advances in technology and growing customer expectations for feature-rich products delivered quickly and at competitive prices. To remain competitive, companies are adopting new strategies to address these challenges.

Across most manufacturing industries, companies continue to shift to more horizontal models for manufacturing their products. Companies are relying much more on suppliers to deliver manufactured components, assemblies or even finished products for end users compared to previous practices where manufacturers controlled most phases of the manufacturing process from raw materials to finished goods.

By outsourcing production, companies have created supply chains that are more efficient, dynamic and flexible than manufacturing operations that control all phases of the manufacturing process internally. Use of the outsourced supply chain has afforded companies the flexibility to choose top suppliers and partners to make each link in the supply chain more innovative, cost effective and productive. As companies operate on a global basis, supply chains can span multiple continents, tying suppliers in one part of the world with a plant in another to serve customers in a third location. The end result is that companies can bring their products to market more efficiently while at the same time achieving higher levels of customer satisfaction.

Agile provides an integrated suite of software applications to manage the product record in a product supply chain, and the business processes that contribute to and utilize the product record. The product record consists of information that defines a company’s product throughout the entire lifecycle from design through manufacture, supply and delivery, such as bills of material, component information, drawings, specifications, manufacturing instructions, component cost and availability information, quality data, and service instructions. The Agile PLM solution leverages this single product record to help companies develop, source, produce, supply, improve and service products.

We were incorporated in California on March 13, 1995 and reincorporated in Delaware on June 22, 1999. Our principal executive offices are located at 6373 San Ignacio Avenue, San Jose, California 95119-1200, our telephone number is (408) 284-4000 and our website is located at www.agile.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by selling stockholders	1,794,997 shares.

Common stock to be outstanding after this offering	51,867,185 shares.

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	AGIL

The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of November 10, 2003 and excludes shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan.

RISK FACTORS

This report contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Our actual results could differ materially from those anticipated or projected in these forward-looking statements as a result of certain factors, including those set forth in the following cautionary statements and elsewhere in this report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently know to us or that we currently deem immaterial also may impair our business operations. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our Common Stock would decline. Any forward-looking statements should be considered in light of the factors discussed below.

Our Quarterly Operating Results Fluctuate and Are Difficult to Predict, Our Variable Sales Cycle Makes it Difficult For Us to Predict When or if Sales Will Be Made, and if Our Future Results Are Below the Expectations of Public Market Analysts or Investors, the Price of Our Common Stock May Decline

Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult for us to predict our future operating results. Furthermore, we typically receive and fulfill most of our orders within the same quarter, with the majority of our orders often received in the last month of each fiscal quarter. Our revenue pipeline estimates may not consistently correlate to actual revenues in a particular quarter or over a longer period of time. Because expense levels are relatively fixed in the near term for a given quarter and are based in part on expectations of our future revenues, we may not learn of revenue shortfalls until it is too late to adjust expenses for that quarter, causing a disproportionately adverse impact on our operating results for that quarter. If revenues decline significantly, we may be required to incur restructuring charges in connection with efforts to contain and reduce costs.

Our products have an unpredictable sales cycle that contributes to the uncertainty of our future operating results. With the recent economic uncertainties facing our customers, and the decline in the business that they face, our sales cycle has lengthened. Customers are taking longer to evaluate our product, and orders have been delayed or postponed, and in some cases cancelled. We may expend significant sales and marketing expenses during this evaluation period before the customer places an order with us. Customers are requiring a high-level of sign-off before a purchase is made. Customers may initially purchase a smaller number of user licenses before expanding the order to allow a greater number of users to benefit from the application. Larger customers may purchase our products as part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in our product sales. The timing of large orders, which continue to account for a large percentage of our total revenues, has become more unpredictable, and if any large order anticipated for a particular quarter is not realized or is delayed to a subsequent quarter, we may experience an unplanned shortfall in revenues.

Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our Common Stock may decline.

We Have a New Senior Sales Management Team and Many New Sales Representatives, Who May Take Time to Reach Productivity, Resulting in Lost or Delayed Sales

We sell our products primarily through our direct sales force. We have recently reorganized our sales organization, and our senior sales management team have only been performing their current functions for a very short period of time. In addition, many of our account executives are new to the company and have been in their positions for less than six months. It takes time for our new account executives to become productive and could take up to nine months to become fully productive. The changes to our senior sales management team may cause our account executives to lose focus while getting used to the revised organizational structure. Changes in account executives also may result in changes to our customer account management, which could cause confusion in our customers or prospect and cause dissatisfaction, or lost or delayed sales as prospective customers must work with new account executives. If our new sales team is unable to quickly become fully productive, or if newly hired account executives fail to develop the necessary skills or reach productivity more slowly than anticipated, it will be difficult for us to sell our products, we may lose sales opportunities and market share, take longer to close anticipated sales, and experience a shortfall in revenues.

We May Fail to Integrate Successfully the Operations of Eigner US Inc. As a Result, the Combined Company May Not Achieve the Anticipated Benefits of the Eigner Merger.

We expect that our acquisition of Eigner will result in benefits to us as a combined company, including the offering of a more complete set of products. Achieving the benefits of the merger, however, will depend on many factors, including the successful and timely integration of the products, technologies and sales operations of the two companies. These integration efforts may be difficult and time consuming, especially considering the highly technical and complex nature of each company’s products. Failure to achieve a successful and timely integration of the respective products and introducing sales of Eigner’s products into our sales organization could result in the loss of existing or potential customers and could have a material adverse effect on our business, financial condition and results of operations. Integration efforts will also divert significant management attention and resources, which could have an adverse effect on us.

The Market For Our Products Is Still Developing and Customers May Not Accept Our Products

The market for software products that allow companies to collaborate with suppliers on product information and change is still developing. Companies have not traditionally automated product lifecycle management solutions like we offer throughout the supply chain. We cannot be certain that this market will continue to develop and grow or that companies will elect to utilize our products rather than attempt to develop applications internally or through other sources. Companies that have already invested substantial resources in other methods of sharing product information during the manufacturing and supply process may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems or methods. We expect that we will continue to need to pursue intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products. Therefore, demand for and market acceptance of our products will be subject to a high level of uncertainty.

We May Experience Difficulties in Introducing New Products and Upgrades Which Could Result in Negative Publicity, Loss of Sales, Delay in Market Acceptance or Customer Dissatisfaction

Our future financial performance depends on our successful and timely development, introduction and market acceptance of new and enhanced products, including products that we may introduce using technology that we acquire from other companies. The lifecycles of our products are difficult to predict because the market for our products is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products or computer systems employing new technologies and emerging industry standards could render our existing products obsolete and unmarketable, or cause customers to defer orders for our existing products. We may experience delays in the planned release dates of our software products and upgrades, resulting in lost sales or delay in market acceptance of our products.

In addition, our software must be highly scalable, or able to accommodate substantial increases in the number of users. If our customers cannot successfully implement large-scale deployments, or if they determine that our products cannot accommodate large-scale deployments, we could experience customer dissatisfaction and find it more difficult to obtain new customers or to sell additional products to our existing customers.

The size of a new customer’s initial order may be relatively small and may include a limited number of user licenses. In subsequent orders, customers often add user licenses, additional modules of the same products, or additional products designed for specific functions. Accordingly, in order to grow revenues, we depend on sales of additional user licenses to our existing customers as well as sales of new licenses to new customers. Therefore, it is important that our customers are satisfied with their initial product implementations and that they believe that expanded use of the product they purchased will provide them with additional benefits.

The Impact of Changes in Global Economic Conditions on Our Customers May Cause Us to Fail to Meet Expectations of Analysts, Which Would Negatively Impact the Price of Our Stock

Our operating results can vary significantly based upon the impact of changes in global economic conditions on our customers, and our business has been adversely affected by the economic slowdown the industry is currently facing. More specifically, the macro-economic environment that we are facing in fiscal 2004 continues to remain uncertain. The revenue growth and profitability of our business depends on the overall demand for enterprise-level software services, particularly in the areas in which we compete. Because our sales are primarily to major corporate customers whose businesses fluctuate with general economic and business conditions, a softening of demand for computer software caused by a weakening economy may result in decreased revenues and lower growth rates. We may be especially prone to this weakening demand as a result of our relatively large license transactions. Customers are deferring and may continue to defer or reconsider purchasing products until general economic conditions improve. We expect this economic slowdown to continue to adversely impact our business for at least the new few quarters. In addition, as a result of these economic difficulties, we may continue to experience longer sales cycles, lower average selling prices and reduced bookings and revenues.

In addition, global economic conditions may adversely impact our customers’ business, causing some of our customers to experience financial difficulties and to become a credit risk to us. We may have difficulty recovering accounts receivable, and customers may seek protection under the bankruptcy laws.

We Have a History of Losses, We Expect to Incur Losses in the Future, We May Not Achieve or Maintain Profitability, and a Decline in Revenues May Have a Disproportionate Impact on Operating Results and Require Reductions in Our Operating Expense Levels

Since inception, we have funded our business primarily through selling our stock, not from cash generated from our business. We have incurred quarterly and annual losses in each of the years since we were formed and we expect to continue to incur quarterly and annual losses in the near term. We incurred losses of $2.7 million and $12.3 million for the three months ended July 31, 2003 and 2002, respectively. As of July 31, 2003, we had an accumulated deficit of approximately $260.4 million. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses, as well as substantial non-cash costs relating to the amortization of intangible assets and stock compensation which will contribute to our net losses. We will need to generate increases in revenues to achieve and maintain profitability, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

Because expense levels are relatively fixed in the near term for a given quarter and are based in part on expectations of our future revenues, any decline in our revenues to a level that is below our expectations would have a disproportionately adverse impact on our operating results for that quarter. If revenues decline significantly, we may be required to incur restructuring charges in connection with efforts to contain and reduce costs.

Competition Among Providers of Product Lifecycle Management Software May Increase, Which Could Cause Us to Reduce Prices, and Result in Reduced Gross Margins or Loss of Market Share

The market for product lifecycle management solutions is fragmented, rapidly changing and consolidating, and becoming increasingly competitive. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered.

We may not be able to maintain our competitive position against current and potential competition, particularly competitors that have longer operating histories and significantly greater financial, technical, marketing, sales and other resources than we do and therefore may be able to respond more quickly than us to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged to gain market share to our detriment. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to purchasers than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products.

There are many factors that may increase competition in the product lifecycle management solutions market, including (i) entry of new competitors; (ii) alliances among existing competitors; (iii) alliances between our competitors and systems integrators; (iv) consolidation in the product lifecycle management software industry; and (v) technological changes that necessitate changes in the solution capabilities. Increased competition may result in price reductions, reduced gross margins or loss of market share, any of which could materially and adversely affect our financial condition or results of operations. We may not be able to compete successfully against current or future competitors.

We May Experience Pricing or Similar Pressure on Sales of Our Products In Order to Meet Competitive Situations

We have recently experienced some pricing pressure on sales of our products, where competitors have offered sales of licenses at much lower cost in exchange for customer purchases of maintenance or other services from the competitor. In some situations, we believe, competitors may have offered initial sales of licenses at no cost in order to establish a relationship with the customer. We expect that these pressures will continue, particularly with the constraint in the capital budgets for purchases of enterprise software that our customers are operating under. In order to remain competitive, and retain or expand our market share, and to expand into new industries, we may have to meet some of these demands for lower prices on our license fees, and offer initial licenses at low, or even no cost, to the customer. This could cause our license fees to be lower than expected, result in negative impact to our profit margins, and depress our revenues. All of this could cause us to fail to meet analyst’s expectations for our revenue for the period, which could cause our stock price to fall. If we do not respond to these pressures, we could lose customers, fail to expand our customer base, and fail to expand into new markets and industries.

Our Efforts to Expand Sales of Our Products to Other Industries May Not Succeed

We currently sell our products primarily to companies in the high technology and life sciences industries. We intend to market products to customers in additional industries, including automotive, aerospace and industrial equipment. Although we have targeted enterprises in other markets as potential customers, these potential customers may not be as willing to purchase our products as our customers in the high technology and life sciences industries have been. If we are unable to expand into other industries and markets, we may be unable to maintain or increase sales of our software, adversely impacting revenue growth.

Customers Could Become Dissatisfied if the Implementation of Our Products Proves Difficult, Costly or Time-Consuming

Our products integrate with many different disparate systems operated by our customers. As a result, although we do not typically perform special or custom coding or connections to other systems, data migrations and integration with our customers’ systems require integration with the existing computer systems and software programs used by our customers. If this integration proves to be complex, time consuming or expensive, or causes delays in the deployment of our products, customers may become dissatisfied with our products, resulting in reduced sales, decreased revenues and damage to our reputation.

We Expect to Make Additional Future Acquisitions to Remain Competitive, and Our Business Could be Adversely Affected as a Result of These Acquisitions

As part of our business strategy, we may in the future seek to acquire or invest in additional businesses, joint venture arrangements, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. For example, during fiscal 2003, we acquired oneREV, Inc. and ProductFactory, Inc., and in the second quarter of fiscal 2004, we acquired Eigner US Inc. and Tradec, Inc. We may encounter risks to our business during our integration of acquisitions including:

•	Difficulties in assimilation of acquired personnel, operations, technologies or products;

•	Unanticipated costs associated with acquisitions. For example, in fiscal 2001 we recorded a $55.2 million impairment charge relating to goodwill and other intangible assets as a result of our decision in February 2001 to discontinue the further development of the products acquired in our acquisition of Digital Market, Inc. in fiscal 2000;

•	Diversion of management’s attention from other business concerns;

•	Adverse effects on our existing business relationships with our customers or the customers of any acquisitions we make; and

•	Inability to retain employees of acquisitions we make.

If we are unable to fully integrate an acquired business, product or technology or train, retain and motivate personnel from the acquired business, we may not receive the intended benefits of that acquisition. Future acquisitions could cause us to issue dilutive equity securities, incur debt or contingent liabilities, amortize goodwill and other intangibles, write off in-process research and development and other acquisition-related expenses that could seriously harm our financial condition and operating results.

Recent volatility in the stock markets has made it more difficult to value acquired businesses where the consideration payable as the purchase price is stock. We may reach agreement to buy another company using our stock as consideration. Thereafter, prior to closing the acquisition the relative values of the capital stock of the acquired company could change, causing the purchase price to increase. As a result, in periods of market volatility as we are experiencing, acquisitions are difficult to complete, and we may be unable to complete beneficial acquisitions of complementary businesses or technologies at an acceptable price.

Defects in Our Software Products Could Diminish Demand For Our Products, and If We Become Subject to Product Liability Litigation, It Could Be Time Consuming and Costly to Defend

Our software products are complex and may contain errors that may be detected at any point in the life of the product. We cannot be sure that, despite testing by us, our implementation partners and our current and potential customers, errors will not be found in new products or releases after shipment, resulting in loss of revenue, delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs.

Since our products are used for mission critical applications in the supply chain, errors, defects or other performance problems could result in financial or other damages to our customers. For example, our products are designed to communicate information relating to changes in product specifications during the manufacturing process. If a supplier or other participant receives inaccurate or erroneous data, it is possible that it could claim it incurred damages based on its reliance on that data. Although our license agreements generally contain provisions designed to limit our exposure to product liability litigation, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Our insurance may be inadequate to protect us and cover the amount of these claims. Product liability litigation, even if unsuccessful, would be time-consuming and costly to defend and could harm our business. Even if we were to prevail, the accompanying publicity could adversely impact the demand for our products.

If We Do Not Establish and Maintain Relationships With Key Partners, We May Encounter Difficulty in Providing Implementation and Customer Support of Our Products

We rely on our relationships with consulting and integration partners to implement our software and endorse our products during the evaluation stage of the sales cycle. Currently, a limited number of companies provide implementation services for our products, particularly in the implementation of larger deployments of our products. These companies are not contractually obligated to provide implementation services for us or to otherwise promote our products, and they may have similar or more established relationships with our competitors. If these service providers reduce or discontinue their relationships with us or their support of our products, our business could be harmed. We will need to develop new third party relationships if sales of our products increase and our current partners cannot fulfill all of our needs for implementation and customer support services. Without these third parties, we would have to expand our services organization to increase the consulting and professional services that we provide to our customers and divert resources from other areas of our business. If we are required to expand our professional services capabilities, we may not be able to do so on a timely basis.

We Have Shifted Some of Our Development Activities to India and China, Which May Subject Us to Increased Difficulty Protecting Our Intellectual Property Assets

We have recently established organizations in India and China to supplement our research and development activities in the United States. Although we intend to rely on patents, copyrights, trademark and trade secret laws in India and China, the laws of these foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States. It may be more difficult to monitor the use of our intellectual property in these locations, or monitor and control the activities of our employees located in these locations as effectively as if we had continued to conduct all of our research and development in the United States. Our competitors may be able to legitimately ascertain non-patented proprietary technology embedded in our products developed in our foreign centers. If this occurs, despite our efforts to protect our intellectual property in our foreign locations, we may be ineffective in controlling access to our intellectual property and we may not be able to prevent the development by our competitors of technology substantially similar to ours.

Changes in the Political, Social and Economic Environment in India or China May Affect our Financial Performance

Our financial performance may be affected by changes in the political, social and economic environments in India and China on our research and development activities located there. The role of the central and local governments in the Indian and Chinese economy is significant. Policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency convertibility, currency exchange rates and other matters could change, resulting in greater restrictions on our ability to do business and operate our facilities in India and China. Any imposition of surcharges or any increase in tax rates could hurt our operating results. The Indian or Chinese governments could revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the government of India or the government of China were to take any of these actions, we would be prevented from conducting all or part of our business. Any failure on our part to comply with governmental regulations could result in the loss of our ability to develop our products and provide customer support in India or China, could result in increased costs to us, and could limit our ability to own and protect our intellectual property.

Both India and China have from time to time experienced instances of civil unrest and hostilities. Confrontations have occurred between the military and civilians. Events of this nature could influence the local economy, result in nationalization of foreign-owned operations such as ours, and could negatively affect our ability to operate our facilities abroad. In addition, the governments in these locations could be subject to political, social or economic instability, which could result in nationalization of industries, or appropriation of technology, for which we may not have adequate counter means of protecting our proprietary rights.

If We Are Unable to Timely Expand Our International Operations, We May Not Achieve Anticipated Revenue Growth

We believe that expansion of our international operations will be necessary for our future success, and a key aspect to our business strategy has been and is to expand our sales and support organizations internationally. Therefore, we believe that we will need to commit additional significant resources to expand our international operations. We employ sales professionals in Japan, Europe and the Asia-Pacific market. If we are unable to successfully expand further in these international markets on a timely basis, or if this expansion is more difficult than expected, we may not be able to achieve anticipated revenue growth.

Our international expansion will subject us to a number of risks associated with conducting operations internationally, including:

•	Difficulty in providing customer support for our software in multiple time zones;

•	The need to develop our software in multiple foreign languages;

•	Longer sales cycles associated with educating foreign customers on the benefits of using our products;

•	Greater difficulty and longer time in collecting accounts receivable from customers located abroad;

•	Political and economic instability, particularly in Asia;

•	Difficulties in enforcing agreements through foreign legal systems; and

•	Unexpected changes in regulatory requirements that may limit our ability to export our software or sell into particular jurisdictions or impose multiple conflicting tax laws and regulations.

Our international results may also be impacted in disparate ways by local economic and political conditions in these foreign markets. For example, war, terrorist activity or the potential economic impact from global health concerns such as SARS could disrupt trade and market relationships in a way that could harm our business. These and other factors may adversely impact our future international operations and consequently our business as a whole.

To date, most of our revenues have been denominated in United States dollars. If we experience an increase in the portion of our revenues denominated in foreign currencies, we may incur greater risks in currency fluctuations, particularly since we translate our foreign currency revenues once at the end of each quarter. We currently do not engage in foreign exchange hedging activities, and therefore our international revenues and expenses are currently subject to the risks of foreign currency fluctuations.

Market Acceptance of New Platforms and Operating Environments May Require Us to Develop and Maintain Compatible Product Lines

Although our software products can be licensed for use with a variety of popular industry standard relational database management system platforms, there may be future or existing platforms that achieve popularity in the marketplace that may not be architecturally compatible with our software product design. Moreover, future or existing user interfaces that achieve popularity within the business application marketplace may or may not be architecturally compatible with our current software product design. Developing and maintaining consistent software product performance characteristics across all of these combinations could place a significant strain on our resources and software product release schedules, which could adversely affect revenue and results of operations. If we are unable to maintain software performance across accepted platforms and operating environments, or to achieve market acceptance of user interfaces that we support or adapt to popular new user interfaces that we do not support, our sales and revenues may be adversely affected.

We Depend on Licensed Technology That if Lost, Could Result in Increased Cost or Delays in Sales of Our Products

We license technology on a non-exclusive basis from several businesses for use with our products. We utilize database management software from Oracle. Our customers can purchase this software directly from Oracle or from us. In addition, we integrate third-party software into our products from BEA for application server technology, Actuate for reporting capability, Centric for CAD system integration, Cimmetry Systems for document viewing and Cognos for analytics, as well as from several other providers. We anticipate that we will continue to license technology from third parties in the future. Some of the software we license from third parties would be difficult to replace and may not continue to be available on commercially reasonable terms, if at all. The loss or inability to maintain any of these technology licenses could result in delays in the licensing of our products until equivalent technology is identified, licensed and integrated. The increased use of third-party software could result in higher royalty payments and a loss of product differentiation and lower product gross margins.

We Currently Perform Some of Our Implementations on a Fixed-Price Basis, Which Could Cause Us to Incur More Costs Than We Expect

We may at times charge customers a fixed fee for installation services. At the time of a product sale and prior to agreeing to an installation price, we estimate the amount of work involved for a particular installation project. We have at times in the past underestimated and may in the future underestimate the amount of time or resources required to install our products, resulting in installation costs that are in excess of the fees charged to our customers for the work performed. If we do not correctly estimate the amount of time or resources required for a large number of installations, our gross margins could decline, adversely impacting our operating results.

If Our Professional Services Revenues Continues to Increase As a Percentage of Total Revenues, Our Gross Margins Could Decrease, Adversely Affecting Our Operating Results

We realize lower margins on professional services revenues than on license revenues. As a result, if, as has happened recently, professional services revenues increase as a percentage of total revenue, or, if we increase our use of third parties to provide such services, our gross margins may continue to decline, or remain at current levels, and our operating results may be adversely affected.

If We Are Unable to Protect Our Intellectual Property We May Lose a Valuable Asset, Experience Reduced Market Share or Incur Costly Litigation to Protect Our Rights

Our success and ability to compete depend upon our proprietary technology, including our brand and logo and the technology underlying our products. We rely on patent, trademark, trade secret and copyright laws to protect our intellectual property. Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our software or other proprietary information without authorization, or could develop software competitive to ours. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be issued to us or our other intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect that it will become more difficult to monitor the use of our products as we increase our international presence.

We may have to resort to litigation to enforce our intellectual property rights, to protect our patents, trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause the diversion of our resources, and may not prove successful. Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

We May Be Subject to Intellectual Property Infringement Claims That, With or Without Merit, Could Be Costly to Defend or Settle

We may from time to time be subject to claims of infringement of other parties’ proprietary rights or claims that our own intellectual property rights are invalid. There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in industry segments overlaps. Any infringement claims made against us, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or negative publicity. In addition, if our products were found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements in order to continue to be able to sell our products. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or acceptable at all.

The Market Price of our Common Stock Has Been and May Continue to Be Volatile, Which Could Result in Substantial Losses for Individual Security Holders

The market price for our Common Stock has been, and is likely to continue to be, highly volatile. For the three months ended July 31, 2003, the high and low closing sales prices of our Common Stock were $10.55 and $6.40, respectively. Our stock price is subject to wide fluctuations in response to factors, some of which will be beyond our control.

In the past, following periods of volatility in the market price of their securities, many companies have been the subject of securities class action litigation. If, in addition to the pending litigation discussed elsewhere in which we are currently involved, we are involved in any additional securities class action suits, it could result in further, significant costs and diversion of our management’s attention and resources, and could cause the prices of our securities to fall.

Terrorist Attacks Against the United States and Related U.S. Military Action Could Adversely Affect Our Business

Potential terrorist attacks against the United States or other countries, and resulting military actions and future developments occurring in connection with these events including, without limitation, possible war with or other military actions, may adversely affect our business. Although it is difficult to predict the effect of these world events, they could cause:

•	A further softening of U.S. and foreign economies that could cause sales of our products and services to decline;

•	The reduced ability to do business in the ordinary course as it is customarily conducted, including changes or disruptions in movement and sourcing of materials, goods and components or the possible interruption in the flow of information or monies;

•	A lengthening of our sales cycles and implementations, as a result of factors such as changes in security measures for passenger air travel and reductions in available commercial flights which may make it more difficult for our sales force to schedule face-to-face meetings with prospects and to negotiate and consummate transactions; and

•	Possible reductions, delays or postponements, if any, in capital expenditures as a result of changes in priorities and approval processes.

Legislative Actions, Higher Insurance Costs and Potential New Accounting Pronouncements are Likely to Cause our General and Administrative Expenses to Increase

In order to comply with the newly adopted Sarbanes-Oxley Act of 2002, as well as proposed changes to listing standards by Nasdaq, and proposed accounting changes by the Securities and Exchange Commission, we may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

In the current market, insurance coverage is becoming more restrictive, the premiums have increased substantially, particularly for directors’ and officers’ liability insurance, and when insurance coverage is offered, the deductible is in some cases increasing. It may become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could negatively impact our results of operations.

If Requirements Relating to Accounting Treatment For Employee Stock Options Are Changed, We May Be Forced to Change Our Business Practices

We currently account for the issuance of stock options under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense. As a result, we could decide to reduce the number of stock options granted to employees or to grant options to fewer employees. This could affect our ability to retain existing employees and attract qualified candidates, and increase the cash compensation we would have to pay to them. In addition, such a change could have a negative effect on our earnings. In addition, we have accounted for options to purchase Common Stock granted to non-employees under variable plan accounting. The expenses associated with these options may fluctuate significantly from quarter to quarter through fiscal 2006 if the price of our stock fluctuates and could cause our operating results to vary significantly from quarter to quarter.

Provisions Contained in Our Charter Documents and in Certain Anti-Takeover Measures Adopted By Us May Delay or Prevent a Change in Our Control

Provisions of our Delaware certificate of incorporation and bylaws and of Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. These provisions also may prevent changes in our management. We are subject to the provision of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination.

In addition, our Board of Directors has the authority to issue up to 10 million shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intentions to issue shares of Preferred Stock. Further, in March 2001, our Board of Directors adopted a Preferred Stock purchase rights plan intended to guard against certain takeover tactics. The existence of this plan could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the common stock offered hereby.

DIVIDEND POLICY

We have never paid cash dividends and have no present intention to pay cash dividends. Our present policy is to retain earnings, if any, to finance future growth. Any future declaration and payment of dividends will be subject to the discretion of our board of directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation for more detailed information.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of Agile, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights, except with respect to the Rights discussed below. Each outstanding share of common stock is fully paid and non-assessable.

Preferred Stock

Up to 10,000,000 shares of undesignated preferred stock are authorized for issuance. Our Board of Directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Agile or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Stockholder Rights Plan

In April 2001, our Board of Directors adopted a stockholder rights plan. Under the rights plan, stockholders receive one share purchase Right for each share of Agile common stock held. The Rights, which will initially trade with the Common Stock, effectively allow Agile stockholders to acquire Agile common stock at a discount from the then current market value when a person or group acquires 15% or more of Agile’s common stock without prior Board approval. When the Rights become exercisable, Agile stockholders, other than the acquiror, become entitled to exercise the Rights, at an exercise price of $120.00 per Right, for the purchase of shares of Agile Common Stock having a market value of twice the exercise price of the Rights. Alternatively, when the Rights become exercisable, the Board of Directors may authorize the issuance of one share of Agile common stock in exchange for each Right that is then exercisable. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquiror at a 50% discount. Rights held by the acquiror will become null and void in each case. Prior to a person or group acquiring 15%, the Rights can be redeemed for $0.001 each by action of the Board of Directors.

The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire Agile on terms not approved by our Board of Directors. However, the Rights should not interfere with any merger or other business combination approved by the Board.

Eigner US Inc.

Under our merger agreement with Eigner, we agreed to file, at our expense, with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering the resale of shares of Agile common stock issued to the shareholders of Eigner in the merger. Other terms of our agreement with respect to the registration of the shares are set forth under the caption “Plan of Distribution” below.

Antitakeover Provisions

Delaware Law

Agile is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Agile. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Agile.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiserve.

SELLING STOCKHOLDERS

The shares being registered under the registration statement, of which this prospectus is a part, will be sold, if at all, by the selling stockholders listed below. Except as otherwise indicated, we believe the persons listed in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A total of 1,794,997 shares of our common stock are being registered in this offering for the accounts of the selling stockholders. Each of the selling stockholders acquired the shares of common stock pursuant to the terms of the agreement and plan of reorganization between us and Eigner US Inc., executed in connection with our acquisition of Eigner. These shares are being registered pursuant to the terms of the agreement and plan of reorganization. We acquired all of the outstanding capital stock of Eigner in exchange for 1,794,997 shares of Agile common stock and approximately $2.8 million in cash. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock offered hereby.

The following table sets forth information known with respect to the selling stockholders for whom we are registering the shares for resale to the public. None of the selling stockholders is the beneficial owner of 1% or more of our common stock. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Applicable percentage ownership in the table is based upon 51,867,185 shares of common stock outstanding on November 10, 2003.

	Shares of Common Stock
Selling Stockholders	Number Outstanding and Beneficially Owned	Percentage Outstanding and Beneficially Owned	Number Offered Hereby(1)	Number Owned After the Offering	Percentage Owned After the Offering
Ampersand 1999 Limited Partnership(2)	828,977	1.6%	828,977	0	0%
Ampersand 1999 Companion Fund Limited Partnership(3)	16,911	0.03%	16,911	0	0%
Ampersand 2001 Limited Partnership(4)	837,429	1.61%	837,429	0	0%
Ampersand 2001 Companion Fund Limited Partnership(5)	8,458	0.02%	8,458	0	0%
Intec IT Investment Enterprise Limited Partnership(6)	103,222	0.2%	103,222	0	0%
Total:	1,794,997	3.46%	1,794,997	0	0%

(1)	This registration statement shall also cover any additional shares of Agile common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Agile common stock.

(2)	Richard A. Charpie, as the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership, has voting power over the shares owned by Ampersand 1999 Limited Partnership. Five individual Managing Members of AMP-99 Management Company Limited Liability Company share dispositive power over the shares owned by Ampersand 1999 Limited Partnership.

(3)	Richard A. Charpie, as the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Companion Fund Limited Partnership, has voting power over the shares owned by Ampersand 1999 Companion Fund Limited Partnership. Five individual Managing Members of AMP-99 Management Company Limited Liability Company share dispositive power over the shares owned by Ampersand 1999 Companion Fund Limited Partnership.

(4)	Richard A. Charpie, as the Principal Managing Member of AMP-01 Management Company Limited Liability Company, which is the General Partner of Ampersand 2001 Limited Partnership, has voting power over the shares owned by Ampersand 2001 Limited Partnership. Six individual Managing Members of AMP-01 Management Company Limited Liability Company share dispositive power over the shares owned by Ampersand 2001 Limited Partnership.

(5)	Richard A. Charpie, as the Principal Managing Member of AMP-01 Management Company Limited Liability Company, which is the General Partner of Ampersand 2001 Companion Fund Limited Partnership, has voting power over the shares owned by Ampersand 2001 Companion Fund Limited Partnership. Six individual Managing Members of AMP-01 Management Company Limited Liability Company share dispositive power over the shares owned by Ampersand 2001 Companion Fund Limited Partnership.

(6)	Koju Takizawa, as President and Chief Executive Officer of INTEC IT Capital, Inc., which is the General Partner of Intec IT Investment Enterprise Limited Partnership, has voting and dispositive power over the shares owned by Intec IT Investment Enterprise Limited Partnership.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If any of the selling stockholders were to be deemed an underwriter, such selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market; or

•	otherwise than on such exchanges or services or in the over-the-counter market.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. The selling stockholders may not sell any or all of the common stock offered pursuant to this prospectus. The selling stockholders may instead transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders and any other persons participating in such distribution will be subject to the Exchange Act. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such persons. In addition, Regulation M under the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	Such time as the selling stockholders may sell all of the shares held by them without registration pursuant to Rule 144 under the Securities Act within a three-month period; or

•	August 11, 2004 (twelve months after the effective date of the Eigner acquisition).

We intend to de-register any of the shares not sold by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

EXPERTS

The financial statements as of April 30, 2003 and 2002 and for each of the three years in the period ended April 30, 2003 incorporated by reference in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our common stock, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy all or any portion of any materials we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Reports, proxy statements, and other information concerning our company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete:

•	our Annual Report on Form 10-K for the year ended April 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended July 31, 2003;

•	our Current Reports on Form 8-K, dated October 6, 2003, August 12, 2003 and August 5, 2003;

•	our Registration Statement on Form 8-A12G, filed on August 17, 1999, which contains a description of our common stock; and

•	our Registration Statement on Form 8-A12G, filed on April 26, 2001, which contains a description of our series A preferred stock issuable in connection with our stockholder rights plan.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Those documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number: Investor Relations, Agile Software Corporation, 6373 San Ignacio Avenue, San Jose, California 95119-1200, (408) 284-4000.